HCA Healthcare, Inc. (HCA)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

HCA Shareholder since 2015

Please Vote for Proposal 4 – Political Spending Disclosure

It is a no brainer to vote for this proposal. The management statement next to this proposal unintentionally makes the case for this proposal. HCA management says, “The Board oversees our political spending activities.”

Assuming this management statement is correct it makes sense for the Board to have the information requested in this proposal in one report. We pay our directors at least $500 an hour and they should not be forced to do the clerical work of gathering together in one place the information requested in this proposal.

With this proposal our directors will be relieved of the need to hunt for political spending data that is currently scattered in a lot of different places according to the HCA management statement next to this proposal. This proposal will make the job of our directors more efficient and effective for the benefit of both management and shareholders.

Please Vote for Proposal 4 – Political Spending Disclosure

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.